Exhibit 99.6

SHAW COMMUNICATIONS INC.

CERTIFICATE OF THE CHIEF EXECUTIVE OFFICER

Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002

Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18 of the United States Code

In connection with the annual report of Shaw Communications Inc. (the “Company”) on Form 40-F for the fiscal year ending August 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Brad Shaw, Executive Chair & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as applicable; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated at Calgary, Alberta, Canada, this 29th day of November 2022.

/s/ Brad Shaw
Brad Shaw
Executive Chair & Chief Executive Officer
Shaw Communications Inc.

SHAW COMMUNICATIONS INC.

CERTIFICATE OF THE CHIEF FINANCIAL OFFICER

Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002

Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18 of the United States Code

In connection with the annual report of Shaw Communications Inc. (the “Company”) on Form 40-F for the fiscal year ending August 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Trevor English, Executive Vice President, Chief Financial & Corporate Development Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as applicable; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated at Calgary, Alberta, Canada, this 29th day of November 2022.

/s/ Trevor English
Trevor English
Executive Vice President,
Chief Financial & Corporate Development Officer
Shaw Communications Inc.